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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                        AMERICAN FILM TECHNOLOGIES, INC.
            -------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.002 PAR VALUE
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  026 038-30-7
            -------------------------------------------------------
                                 (CUSIP Number)

                              Robert E. Braun, Esq.
                      Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                          Los Angeles, California 90067
                                 (310) 203-8080
             -------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 31, 1996
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 026038-30-7                                         Page 2 of 5 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Gerald M. Wetzler    ###-##-####
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     Not Applicable
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      33,021,333(1)
BENEFICIALLY   |     |                                      Common Stock
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      33,021,333(1)
               | 10  |   SHARED DISPOSITIVE POWER           Common Stock
               |     |
               |     |                                      None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              33,021,333(1) Common Stock
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            36.65%(1)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) SEE THE INFORMATION CONTAINED IN ITEM 5(a) of this Amendment No. 11.





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CUSIP No. 026 038-30-7                                       Page 3 of 5 Pages


                  This Amendment No. 11 (this "Amendment No. 11"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by ten
(10) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Amendment No. 11 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

Item 1.           Security and Issuer.

                  Securities:

                  Common Stock, $.002 par value ("Common Stock")

                  Options to Acquire Common Stock ("Options")
                  Please see Item 5

                  Issuer:           American Film Technologies, Inc.
                                    300 Park Avenue, 17th Floor
                                    New York, New York 10022

Item 2.           Identity and Background.

                  (a)      Gerald M. Wetzler
                  (b)      300 Park Avenue, 17th Floor, New York,
                           New York 10022
                  (c)      Investor
                           300 Park Avenue, 17th Floor
                           New York, New York 10022
                  (d)      Mr. Wetzler has not, during the last five years,
                           been convicted in a criminal proceeding.
                  (e)      Mr. Wetzler has not, during the last five years,
                           been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Citizen of the United States of America.




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CUSIP No. 026 038-30-7                                        Page 4 of 5 Pages



Item 3.           Source and Amount of Funds or Other Consideration.

                  No funds were used in connection with the transaction reported herein. The transaction consists of bona fide gifts by Mr. Wetzler.

Item 4.           Purpose of Transaction.

                  On December 31, 1996, Mr. Wetzler effected a bona fide gift of 135,000 shares of common stock of the Issuer.

Item 5.           Interest in Securities of Issuer.

                  (a) 33,021,333 shares of Common Stock representing 36.65% of the Common Stock outstanding as of December 31, 1996. Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)") only obligates Mr. Wetzler to report beneficial ownership as to those shares of Common Stock that he has the right to acquire within sixty (60) days.

                  (b) Mr. Wetzler has sole voting and investment power over 33,021,333 shares of Common Stock.

                  (c) As of June 17, 1996, Mr. Wetzler was granted the Option to purchase 20,000,000 shares of Common Stock by the Issuer. Upon certain conditions, the Option may be used to purchase 10,000,000 shares of preferred stock, convertible into 20,000,000 shares of common stock.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  None.




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CUSIP No. 026 038-30-7                                        Page 5 of 5 Pages



Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


1/2/97                                       /s/   Gerald M. Wetzler
-------------------------                   -------------------------------
Date                                                 Gerald M. Wetzler